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                              EXHIBIT "L"




                                      FOR:   Biovail Corporation International
                              APPROVED BY:   Eugene Melnyk
                                             Chairman of the Board
                                             Kenneth C. Cancellara, Q.C
                                             General Counsel
                                             (416) 285-6000

FOR IMMEDIATE RELEASE:


            * BIOVAIL COMMENTS ON RECENT COURT PROCEEDINGS *

            -RECENT RULING DISSIMILAR FROM COMPANY'S FACTUAL
                   CIRCUMSTANCES IN CRITICAL ASPECTS-

 - COMPANY CONFIRMS IT HAS INTERVENED IN RELEVANT RELATED LITIGATION -


     TORONTO, Canada, April 6, 1998 - Biovail Corporation International (NYSE,
TSE: BVF) today commented on two court proceedings dealing with issues concerning the exclusivity provisions of the Food Drug and Cosmetic Act ("FD&C") relating to generic products. The two relevant court proceedings are Granutec vs. Genpharm et. al. and Mova vs. FDA et. al.

Biovail confirmed that the Fourth Circuit Court of Appeal's decision released today in Granutec overturned the decision of the District Court which had upheld FDA's "successful defense" interpretation of the exclusivity provision of the FD&C Act. The Company confirmed its position that the facts applicable to the parties in the Granutec case are dissimilar from Biovail's factual circumstances in a number of critical and key aspects as they relate to Biovail's version of its generic Cardizem CD. As a result, the Company commented that the decision does not squarely rule on the applicability of the exclusivity provisions relating to its filed generic Cardizem CD.

Biovail also confirmed today that on March 20, 1998, in a related Court Case it became an Intervenor amicus curiae in Mova v. FDA et. al. at the District of Columbia Court of Appeal level. The Court of Appeal in Mova has accepted for filing Biovail's submission, as it specifically relates to the filing of its generic version of Cardizem CD, is considering Biovail's position, and is expected ultimately to rule on Biovail's specific circumstances in the context of determining all the issues in that Appeal. The most


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crucial and differentiating fact is that, unlike other ANDA submissions,
Biovail was not sued for patent infringement.

Biovail reaffirmed its position that any interpretation that does not take into account the built-in abuses and unfairness to legitimate ANDA non-infringing filers when determining the applicability or otherwise of the 180-day exclusivity set forth in the FD&C Act is inappropriate and will be litigated vigorously by the Company.

Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.